SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          AMCAST INDUSTRIAL CORPORATION
              -----------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   023395 10 6
              -----------------------------------------------------
                                 (CUSIP NUMBER)


                         ROBOTTI & COMPANY, INCORPORATED
                         52 VANDERBILT AVENUE, SUITE 503
                               NEW YORK, NY 10017
              -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 9, 2002
              -----------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
   TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE
                                 FOLLOWING BOX.
                                      / /

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL
 AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR
                  OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

      *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH
            WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------------------              -----------------------------------
CUSIP  No. 023395 10 6                                         Page 2 of 8 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Robert  E.  Robotti

--------------------------------------------------------------------------------
       2     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      United States
--------------------------------------------------------------------------------
   NUMBER  OF       7        SOLE  VOTING  POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED  BY  EACH
  REPORTING         8        SHARED  VOTING  POWER
 PERSON  WITH                         516,810
                   -------------------------------------------------------------
                    9        SOLE  DISPOSITIVE  POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED  DISPOSITIVE  POWER
                                      516,810
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      516,810
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      6.0%
--------------------------------------------------------------------------------
     14      TYPE  OF  REPORTING  PERSON
                      IN
================================================================================

-------------------------------              -----------------------------------
CUSIP  No. 023395 10 6                                         Page 3 of 8 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Robotti  &  Company,  Incorporated
                      11-2474002
--------------------------------------------------------------------------------
       2     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      New  York
--------------------------------------------------------------------------------
   NUMBER  OF       7        SOLE  VOTING  POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED  BY  EACH
  REPORTING         8        SHARED  VOTING  POWER
 PERSON  WITH                         330,860
                   -------------------------------------------------------------
                    9        SOLE  DISPOSITIVE  POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED  DISPOSITIVE  POWER
                                      330,860
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      330,860
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      3.8%
--------------------------------------------------------------------------------
     14      TYPE  OF  REPORTING  PERSON
                      CO,  BD,  IA
================================================================================

-------------------------------              -----------------------------------
CUSIP  No. 023395 10 6                                         Page 4 of 8 Pages
-------------------------------              -----------------------------------

                          SCHEDULE 13D AMENDMENT NO. 2


          This Schedule 13D Amendment No. 2, dated October 17, 2002 (this "Amendment No. 2"), is being filed on behalf of Robert E. Robotti ("Robotti") and Robotti & Company, Incorporated, a New York corporation ("ROBT"). The Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") was filed on behalf of Mr. Robotti, ROBT, Ravenswood Management Company, L.L.C., a New York limited liability company ("RMC"), The Ravenswood Investment Company, L.P., a New York limited partnership ("RIC"), and Kenneth R. Wasiak ("Wasiak" together with Robotti, ROBT, RMC and RIC, the "Reporting Persons").

          The Reporting Persons previously reported an aggregate amount of 443,610 shares of the common stock, no par value (the "Common Stock"), of Amcast Industrial Corporation (the "Issuer") in an Initial Statement filed on August 23, 2002 with the Securities Exchange Commission, as amended by Schedule 13D Amendment No. 1 (Amendment No. 1), which was filed on August 23, 2002 with the Securities Exchange Commission. Since the filing of Amendment No. 1, Mr. Robotti and ROBT have acquired an aggregate amount of 73,200 additional shares. The reported shares for RMC, RIC and Mr. Wasiak remains unchanged at 185,950 shares or 2.2% ownership.

          The cover page for the Reporting Persons is hereby amended to read as shown in this Amendment No. 2. Item 5 and Item 7 are hereby amended to read as shown in this Amendment No. 2. All other items remain unchanged.


ITEM  5.     INTEREST  IN  SECURITES  OF  THE  ISSUER

Item  5  is  hereby  amended  as  follows:


          (a) (i) As of October 17, 2002, Mr. Robotti shares beneficially ownership of 516,810 shares of the Security through the following:

          - his ownership of ROBT, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1 (b)(1)(ii)(E), by virtue of the investment discretion ROBT has over the accounts of its brokerage customers and advisory clients, which hold an aggregate of 330,860 shares of the Security; and
          - his position as a managing member of RMC which serves as the general partner of RIC, which owns 185,950 shares of the Security, which remains unchanged since the Initial Statement

          (ii) The amount of shares of the Security beneficially owned by Mr. Robotti is 6.0% of the total outstanding shares of the Security. The percentage of beneficial ownership assumes that the number of outstanding shares is 8,619,460. In the Issuer's 10-Q Form, the number of outstanding shares reported by the Issuer as of June 2, 2002 is 8,619,460.

          (c) (i) Mr. Robotti does not have the sole power to vote or the direct the vote of any of the shares of the Security.

              (ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Security as follows:

          - he shares with ROBT the power to vote or direct the vote of 330,860 shares of the Security; and
          - he shares with the other managing member of RMC which serves as the general partner of RIC, Mr. Wasiak, the power to vote or direct the vote of 185,950 shares of the Security.

              (iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any of the shares of the Security.

-------------------------------              -----------------------------------
CUSIP  No. 023395 10 6                                         Page 5 of 8 Pages
-------------------------------              -----------------------------------

               (iv) Mr. Robotti shares the power to dispose or to direct the disposition of the shares of the Security as follows:

          - he shares with ROBT the power to dispose or to direct the disposition of 330,860 shares of the Security; and
          - he shares with the other managing member of RMC which serves as the general partner of RIC, Mr. Wasiak, the power to dispose or to direct the disposition of 185,950 shares of the Security.

          (d) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by ROBT in the open market.

                Transactions in Shares Within the Past Sixty Days

Shares of Common      Price Per      Date of
Stock Purchased/Sale    Share        Purchase/Sale
--------------------  ----------     -------------

 3,000                $    3.530     08/15/2002
 8,200                $    3.483     08/19/2002
 7,500                $    3.433     08/22/2002
   400                $    3.405     08/23/2002
 1,000                $    3.48      08/26/2002
   600                $    3.457     08/28/2002
19,300                $    3.412     08/29/2002
10,200                $    3.23      08/30/2002
 6,200                $    3.148     09/03/2002
   900                $    3.15      09/06/2002
 2,000                $    3.35      09/13/2002
 9,000                $    3.217     09/16/2002
   500                $    3.10      09/17/2002
 2,200                $    3.207     09/18/2002
 3,100                $    3.25      09/19/2002
   600                $    3.25      09/20/2002
 5,800                $    3.233     09/23/2002
 1,800                $    3.20      09/24/2002
 3,000                $    3.30      10/02/2002
 3,100                $    3.00      10/09/2002
 3,500                $    3,00      10/10/2002

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

Item  7  is  hereby  amended  as  follows:

          (a) Joint Filing Agreement dated October 17, 2002 by and between Robert E. Robotti and Robotti & Company, Incorporated


            (The remainder of this page was intentionally left blank)

-------------------------------              -----------------------------------
CUSIP  No. 023395 10 6                                         Page 6 of 8 Pages
-------------------------------              -----------------------------------


                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement, as amended, is true, complete and correct.

Date:  October 17, 2002


                                     By: /s/ Robert  E.  Robotti
                                        --------------------------------
                                        Name:  Robert  E.  Robotti



                                     Robotti  &  Company,  Incorporated


                                     By: /s/Robert  E.  Robotti
                                        --------------------------------
                                        Name:  Robert  E.  Robotti
                                        Title: Director, President and Treasurer

-------------------------------              -----------------------------------
CUSIP  No.  023395 10 6                                        Page 7 of 8 Pages
-------------------------------              -----------------------------------

                                  EXHIBIT INDEX

The following documents are filed herewith:


               Exhibit                                                      Page

(a)  Joint Filing Agreement dated October 17, 2002 by and between             8
Robert E. Robotti and Robotti & Company, Incorporated




            (The remainder of this page was intentionally left blank)

-------------------------------              -----------------------------------
CUSIP  No.  023395 10 6                                        Page 8 of 8 Pages
-------------------------------              -----------------------------------


                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that the Schedule 13D Amendment No.2 filed herewith relating to the Common Shares without par value of Amcast Industrial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date:  October 17, 2002



                                     By: /s/ Robert  E.  Robotti
                                        --------------------------------
                                        Name:  Robert  E.  Robotti



                                     Robotti & Company, Incorporated


                                     By: /s/ Robert  E.  Robotti
                                        --------------------------------
                                        Name:  Robert  E.  Robotti
                                        Title: Director, President and Treasurer